July 19, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Comment Letter Dated July 16, 2012 (received via e-mail)
International Speedway Corporation
Form 10-K for the year ended November 30, 2011
Filed January 27, 2012
File No. 0-02384

Ladies and Gentlemen:

We have received and reviewed the referenced comment letter. We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we,” “our,” “Company,” and “ISC” shall mean International Speedway Corporation and its consolidated subsidiaries.

Responses to Comments and Requests for Supplemental Information.

Note 4. Impairment of Long-Lived Assets, page 50

1.      We note from the disclosures included in Note 4 that the Company had certain assets that were measured at fair value on a non-recurring basis in periods subsequent to their initial recognition. Please revise the notes to your financial statements in future filings to include all of the disclosures required by ASC 820-10-50-5 with respect to these fair value measurements.

Company Response: In future filings, we will include such disclosures required by ASC 820-10-50-5 with respect to these fair value measurements.

Motorsports Authentics, page 51

2.      We note from the disclosure included in Note 5 that the Company is a partner with Speedway Motorsports, Inc. a 50/50 joint venture, SMISC, LLC, which through its wholly owned subsidiary Motorsports Authentics, LLC conducts business under the name Motorsports Authentics (“MA”). We also that during 2009, as a result of certain business factors, the Company recognized significant impairment charges of its equity investment in MA during the second and fourth quarters of fiscal 2009, resulting in a reduction to the carrying value of its investment in MA to zero at November 30, 2009. We further note that the Company’s 50 percent portion of MA’s net loss was approximately $77.6 million for 2009 and that the Company did not recognize any net income or loss from operations of MA during fiscal 2010 or 2011, respectively. Given that the financial statements for Motorsports Authentics included as Exhibit 99 to your 2011 Form 10-K indicate that this entity had net income of $2,800 for its fiscal year 2010 and a net loss of $1,019 for its fiscal year 2011, please tell us and explain in the notes to your financial statements why the Company did not recognize its 50% share of its equity in the earnings (losses) of this entity during 2010 and 2011. We may have further comment upon review of your response.

Company Response: As disclosed in our 2009 10-K filing, MA recorded significant operating losses in 2009, which reduced our investment in MA to an immaterial amount (less than $1 million). As a result of adverse developments with MA’s business we evaluated the remaining carrying value of our equity investment in accordance with ASC 323-10 and determined that the ongoing operations of MA would not allow us to recover our investment in MA. Therefore we impaired the entire remaining equity investment of less than $1 million as noted in that disclosure.

As disclosed in our 2010 10-K filing certain industry stakeholders created the NASCAR Licensing Trust that changed the MA’s licensing structure. As more fully disclosed in Note A to MA’s 2010 consolidated financial statements:

On June 16, 2010, the Company entered into a Diecast Business Acquisition Agreement and a Termination, Mutual Release and Transition Services Agreement (the Agreement) to transfer a majority of the assets associated with its die-cast business, including, but not limited to, NASCAR tooling, equipment, inventory and intellectual property, and end its mass retail business in exchange for termination of existing license agreements and the release of identified claims against the Company arising from the Company’s failure to pay unearned guarantees under license agreements between the Company and certain licensors. The Agreement released the Company from contracted current and future unearned guaranteed minimum royalties payable to NASCAR team licensors, except for one licensor (Note K). Under the transition services agreement, the Company continued to service various aspects of the die-cast business through December 31, 2010, in order to ensure there would be no disruption to the manufacturing and distribution of die-cast. The Company’s future operations will consist principally of trackside event souvenir merchandise as licensed and regulated by the NASCAR Teams Licensing Trust (the Trust), which is described below, with limited distribution rights with specialty retailers and distributor networks that target specialty retailers. As a part of these transactions, a related party provided non-monetary consideration for settlement of certain liabilities.

Due to the transaction above, the Company reversed the unearned guaranteed minimum royalties payable of $9.9 million that was previously accrued as of the agreement date and transferred NASCAR tooling with a net book value of $0.6 million, which are both included in other income (expense).

While the non-cash $9.9 million reversal of the unearned guaranteed minimum royalties disclosed above resulted in MA’s net income of approximately $2.8 million in 2010, these changes did not significantly improve our long-term outlook and assessment of the recoverability of our investment in MA. In addition, in 2010 and continuing through the current date we do not intend and have no obligation to contribute any further capital to MA and there is no expectation of an imminent return to profitable operations. Given these factors, we did not believe the carrying value of MA could support a value above zero. As a result of these factors we did not recognize our share of the net income or (loss) during the 2010 and 2011 years, of $1.9 million and ($0.5) million, respectively. Further we considered these amounts to be immaterial. We will continue to evaluate the operations and our long-term outlook of MA in evaluating our accounting for this equity investment in the future.

MA disclosures were included in the 2010 and 2011 ISC financial statements due to the material impact on ISC’s 2009 financial statements. We anticipate removing future disclosure of MA in our consolidated financial statements as this investment is not material.

3.      Also, given the increasing significance of your investment in Kansas Entertainment, and the commencement of its operations in February 2012, please revise future filings to provide separate disclosure of summarized financial information for Kansas Entertainment and Motorsports Authentics.

Company Response: As of and for the year ended November 30 2011 we evaluated the individual and combined materiality of our Kansas Entertainment and Motorsports Authentics equity investments and their operations and determined they did not meet the thresholds requiring disclosure of summarized financial information. In our future filings we will continue to evaluate the materiality of these equity investments and include the summarized financial information as appropriate in accordance with ASC 323-10-50.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

The Company also acknowledges that it is the position of the Commission and the staff that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

As noted above we will revise the disclosures provided in our future filings. We have attempted to respond fully and completely to each of your comments and requests for supplemental information. If you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Daniel W. Houser

Daniel W. Houser

Senior Vice President, Chief Financial Officer

and Treasurer